Exhibit (a)(1)(F)
QUALTRICS ANNOUNCES COMPLETION OF EXCHANGE OFFER

SALT LAKE CITY and SEATTLE, Jan. 28, 2021 — Qualtrics announced today the successful completion of the exchange offer by Qualtrics and SAP to certain employees of Qualtrics, SAP and their subsidiaries to exchange all of their outstanding cash-settled fixed value rights and all of their outstanding cash-settled restricted stock units (“RSUs”) of SAP for RSUs with respect to shares of Qualtrics Class A common stock. The exchange offer expired, as scheduled, at 2:00 p.m. Eastern Time, on January 27, 2021.

Qualtrics also announced that the final exchange ratio in connection with the exchange offer is 4.2734 (number has been rounded). The exchange ratio is a fraction, the numerator of which is the average of the volume weighted average price per share of SAP stock on Xetra for the final five full trading days prior to January 27, 2021, the expiration date of the exchange offer, and the denominator of which is the initial public offering price of Qualtrics Class A common stock.

The average of the volume weighted average price per share of SAP stock on Xetra on January 20, 2021, January 21, 2021, January 22, 2021, January 25, 2021, and January 26, 2021 and the initial public offering price of Qualtrics Class A common stock, which were used to calculate the final exchange ratio, were $128.2018 and $30.00, respectively. The exchange ratio will be used for the conversion of any cash-settled RSUs of SAP. The exchange quotient, which will be used for the conversion of any cash-settled fixed value rights, is determined by dividing the cash value of an existing fixed value right by the initial public offering price of $30.00.

The exchange agent for the exchange offer has advised Qualtrics and SAP that, as of the expiration of the exchange offer, a total of approximately 2,315 eligible employees had elected to tender their outstanding awards in the exchange offer and had not withdrawn their elections, representing approximately 91.71% of the value of the outstanding awards eligible to be tendered. SAP and Qualtrics have accepted all properly made elections and will cancel all cash-settled fixed value rights and all cash-settled RSUs of SAP that were properly tendered in the exchange offer.

About Qualtrics

Qualtrics, a recognized leader in customer experience and the creator of the Experience Management (XM) category, is changing the way organizations manage and improve the four core experiences of business––customer, employee, product, and brand. Over 13,000 organizations around the world are using Qualtrics to listen, understand, and take action on experience data (X-data™)––the beliefs, emotions, and intentions that tell you why things are happening, and what to do about it. The Qualtrics XM Platform™ is a system of action that helps businesses attract customers who stay longer and buy more, engage employees who build a positive culture, develop breakthrough products people love, and build a brand people are passionate about.

Investor Relations:
Steven Wu
Head of FP&A and Investor Relations
investors@qualtrics.com

Public Relations:
Gina Sheibley
Chief Communications Officer
press@qualtrics.com